

August 5, 2010

Gordon L. Jones, President, CEO, Director
Clearwater Paper Corporation
601 W. Riverside Avenue, Suite 1100
Spokane, Washington 99301

> **Re:** **Clearwater Paper Corporation**
> **Form 10-K**
> **Filed February 26, 2010**
> **File No. 001-34146**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed February 26, 2010

Financial Statements and Supplementary Data
Statements of Cash Flows, page 39

1.   We note that you have presented the proceeds from the issuance of $150.0 million of senior unsecured notes net of the amount disbursed to repay $100.0 million of credit sensitive debentures in your statement of cash flows. Please tell us why the presentation of the cash flows from these transactions on a net basis is appropriate or confirm that you will revise such presentation in future Exchange Act filings to present the related amounts on a gross basis. Refer to FASB ASC 230-10-45-7 through 45-9.

<u>Exhibits</u>

2.   We note that Exhibits 10.3, 10.5, 10.11(ii) and 10.11(iii) are missing exhibits, attachments or appendices. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

3.   Exhibit 2.1, incorporated by reference from the Form 8-K report filed on December 18, 2008, appears to be missing some attachments. Please tell us why these attachments were not included in the filed exhibit. See Item 601(b)(2) of Regulation S-K. If appropriate, please refile the exhibit in your next periodic report and comply with the last sentence of (b)(2).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

FAX: (509) 342-2533